

May 7, 2019

Gregory R. Friedman
Chief Financial Officer
Corteva, Inc.
974 Centre Road
Wilmington, DE 19805

> **Re: Corteva, Inc.**
> **Registration Statement on Form 10-12B**
> **Filed October 18, 2018**
> **File No. 001-38710**

Dear Mr. Friedman:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Transportation and Leisure

cc: Brian V. Breheny